Exhibit 99.1

Ascentage Pharma Announces IND Clearance by the U.S. Food and Drug Administration for BTK Degrader APG-3288

●	Novel next-generation Bruton tyrosine kinase (BTK)-targeted protein degrader APG-3288 has received investigational new drug (IND) clearance from the U.S. FDA, marking another major expansion to the company’s global innovative pipeline.

●	Ascentage Pharma will conduct a global Phase I study evaluating APG-3288 in patients with relapsed/refractory B-cell malignancies.

ROCKVILLE, Md. and SUZHOU, China, January 6, 2026—Ascentage Pharma Group International (NASDAQ: AAPG; HKEX: 6855), a global, commercial stage, integrated biopharmaceutical company engaged in the discovery, development and commercialization of novel, differentiated therapies to address unmet medical needs in cancer, announced that its novel next-generation BTK-targeted protein degrader, APG-3288, has received the IND clearance from the U.S. Food and Drug Administration (FDA) and is poised to enter a clinical study in patients with relapsed/refractory B-cell malignancies. This clearance officially opens the chapter on Ascentage Pharma’s clinical development in the field of targeted degradation and marks another major expansion to the company’s global innovative pipeline.

This is a global, multicenter, open-label Phase I study designed to evaluate the safety, tolerability, pharmacokinetic (PK) profile, and preliminary efficacy of APG-3288 in patients with relapsed/refractory hematologic malignancies.

BTK is a key kinase in the B-cell receptor (BCR) signaling pathway and plays a central role in the activation, proliferation, and survival of B-cells. Aberrant BTK activation is closely associated with the initiation and progression of multiple B-cell malignancies such as B-cell lymphoma (including diffuse large B-cell lymphoma, mantle cell lymphoma, and follicular lymphoma), chronic lymphocytic leukemia (CLL), and Waldenström’s macroglobulinemia (WM)1. Beyond oncology indications, BTK also plays a critical role in both BCR- and Fc receptor-mediated signal transduction in innate immune cells. As a result, the aberrant activation of BTK has been implicated in the pathogenesis of various autoimmune and inflammatory diseases2. BTK inhibitors have drastically improved treatment outcomes for patients with B-cell malignancies. However, BTK mutations and remodeling of signaling pathways often lead to acquired resistance during prolonged treatment. There remains an urgent clinical need for new drugs promising novel mechanisms of action3.

APG-3288 is the first novel, highly potent and selective BTK degrader developed utilizing Ascentage Pharma’s proprietary proteolysis-targeting chimera (PROTAC) technology platform. This candidate induces the formation of a ternary complex consisting of the BTK target, the PROTAC, and the Cereblon E3 ubiquitin ligase, leading to proteasome-mediated degradation of the BTK target. Unlike conventional BTK inhibitors, APG-3288 is designed to act through degradation rather than inhibition, inducing rapid, potent, highly selective, and sustained degradation of both wild-type BTK and multiple BTK mutants associated with resistance to existing BTK inhibitors. Critically, this approach blocks the BCR-BTK signaling axis at its source, thereby overcoming resistance to BTK inhibitors and potentially providing a novel and differentiated therapeutic strategy for BTK-targeted treatment4.

In preclinical studies, compared to other BTK degraders in development, APG-3288 demonstrated more potent BTK degradation, higher selectivity, and more favorable PK properties that highlighted the drug’s potential 5.

References:

[1].	Pal Singh, S., F. Dammeijer, and R.W. Hendriks, Role of Bruton’s tyrosine kinase in B cells and malignancies. Molecular Cancer, 2018. 17(1).
[2].	Mirre De Bondt, Janne Renders, Sofie Struyf, Niels Hellings, Inhibitors of Bruton’s tyrosine kinase as emerging therapeutic strategy in autoimmune diseases Autoimmunity Reviews, Volume 23, Issue 5, 2024.
[3].	Wang, E., et al., Mechanisms of Resistance to Noncovalent Bruton’s Tyrosine Kinase Inhibitors. New England Journal of Medicine, 2022. 386(8): p. 735-743.
[4].	Zhang, D., et al., NRX-0492 degrades wild-type and C481 mutant BTK and demonstrates in vivo activity in CLL patient-derived xenografts. Blood, 2023. 141(13): p. 1584-1596.
[5].	Wu, Y., et al., Translational modelling to predict human pharmacokinetics and pharmacodynamics of a Bruton’s tyrosine kinase-targeted protein degrader BGB-16673. British Journal of Pharmacology, 2024. 181(24): p. 4973-4987.

Yifan Zhai, M.D., Ph.D., Chief Medical Officer of Ascentage Pharma, said, “Compared to existing conventional BTK inhibitors, Ascentage Pharma’s BTK degraders developed with our PROTAC technology can achieve complete degradation of target protein and are enabled by a molecular mechanism that can induce stronger efficacy. APG-3288 represents a strategic clinical stage candidate in the field of BTK-targeted therapies. Its high selectivity, potency, and consistent PK/PD profiles across multiple BTK-resistant models fully validate our differentiated design capabilities of PROTAC-based therapeutic candidates. This FDA clearance marks a major milestone for the development of APG-3288 and strategic pipeline expansion that underscores our persistent innovation in the field of hematologic malignancies. It also lays a strong foundation for our future exploration of the combinatory potential between APG-3288 and our existing proprietary small-molecule agents. We plan to accelerate the global clinical development of APG-3288 and actively explore the therapeutic potential of protein degraders in hematologic malignancies and other BTK-driven diseases, with the goal of bringing more new treatment options to patients as soon as possible.”

* APG-3288 is currently under investigation and has not been approved by the U.S. FDA

About Ascentage Pharma

Ascentage Pharma Group International (NASDAQ: AAPG; HKEX: 6855) (“Ascentage Pharma” or the “Company”) is a global, commercial stage, integrated biopharmaceutical company engaged in the discovery, development and commercialization of novel, differentiated therapies to address unmet medical needs in cancer. The Company has built a rich pipeline of innovative drug products and candidates that includes inhibitors targeting key proteins in the apoptotic pathway, such as Bcl-2 and MDM2-p53, as well as next-generation kinase inhibitors.

The lead asset, Olverembatinib, is the first novel third-generation BCR-ABL1 inhibitor approved in China for the treatment of patients with CML in chronic phase (CML-CP) with T315I mutations, CML in accelerated phase (CML-AP) with T315I mutations, and CML-CP that is resistant or intolerant to first and second-generation TKIs. All indications are covered by the China National Reimbursement Drug List (NRDL). The Company is currently conducting an FDA-cleared, global registrational Phase III trial, or POLARIS-2, of Olverembatinib for CML, as well as global registrational Phase III trials for patients with newly diagnosed Ph+ ALL and SDH-deficient GIST patients.

The Company’s second approved product, Lisaftoclax, is a novel Bcl-2 inhibitor for the treatment of various hematologic malignancies. Lisaftoclax is being commercialized in China following National Medical Products Administration (NMPA) approval for the treatment of adult patients with chronic lymphocytic leukemia/small lymphocytic lymphoma (CLL/SLL) who have previously received at least one systemic therapy including BTK inhibitors. The Company is currently conducting four global registrational Phase III trials: the FDA-cleared GLORA study of Lisaftoclax in combination with BTK inhibitors in patients with CLL/SLL previously treated with BTK inhibitors for more than 12 months with suboptimal response; the GLORA-2 study in patients with newly diagnosed CLL/SLL; the GLORA-3 study in newly diagnosed, elderly and unfit patients with acute myeloid leukemia (AML); and the GLORA-4 study in patients with newly diagnosed higher-risk myelodysplastic syndrome (HR MDS), a study that was simultaneously cleared by the U.S. FDA, the EMA of the EU, and China CDE.

Leveraging its robust R&D capabilities, Ascentage Pharma has built a portfolio of global intellectual property rights and entered into global partnerships and other relationships with numerous leading biotechnology and pharmaceutical companies, such as Takeda, AstraZeneca, Merck, Pfizer, and Innovent, in addition to research and development relationships with leading research institutions, such as Dana-Farber Cancer Institute, Mayo Clinic, National Cancer Institute and the University of Michigan. For more information, visit https://ascentage.com/

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, contained in this press release may be forward-looking statements, including statements that express Ascentage Pharma’s opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results of operations or financial condition.

These forward-looking statements are subject to a number of risks and uncertainties as discussed in Ascentage Pharma’s filings with the SEC, including those set forth in the sections titled “Risk factors” and “Special note regarding forward-looking statements and industry data” in its Registration Statement on Form F-1, as amended, filed with the SEC on January 21, 2025, and the Form 20-F filed with the SEC on April 16, 2025, the sections headed “Forward-looking Statements” and “Risk Factors” in the prospectus of the Company for its Hong Kong initial public offering dated October 16, 2019, and other filings with the SEC and/or The Stock Exchange of Hong Kong Limited we made or make from time to time that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements contained in this presentation do not constitute profit forecast by the Company’s management.

As a result of these factors, you should not rely on these forward-looking statements as predictions of future events. The forward-looking statements contained in this press release are based on Ascentage Pharma’s current expectations and beliefs concerning future developments and their potential effects and speak only as of the date of such statements. Ascentage Pharma does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts

Investor Relations:

Stella Yang

Ascentage Pharma

Stella.Yang@ascentage.com

+1 (301) 792-6286

Stephanie Carrington

ICR Healthcare

AscentageIR@icrhealthcare.com

+1 (646) 277-1282

Media Relations:

Sean Leous

ICR Healthcare

AscentagePR@icrhealthcare.com

+1 (646) 866-4012

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